Emeco Holdings Limited

RECEIVED
2007 AUG 22 A 4: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 August 2007

Exemption File No. 82-35011

07026176

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Limited – Market Announcement – Release of Securities from Voluntary Escrow and, notice of ceasing to be a substantial shareholder (for both Pacific Equity Partners and Archer Capital)*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
AUG 24 2007
THOMSON FINANCIAL

Regards

M Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (4)

dw 8/22

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Emeco Holdings Limited

Market release
16 August 2007

Release of securities from voluntary escrow and notices of ceasing to be a substantial holder

Prior to the initial public offering by Emeco Holdings Ltd (**Emeco**) in 2006, the company's existing shareholders entered into voluntary escrow arrangements pursuant to which they undertook not to sell their shares until the first ASX trading day following the public announcement by the company of its preliminary final report for the financial year ending 30 June 2007.

These shareholders, comprising senior Emeco managers and funds managed by Pacific Equity Partners (**PEP**) and Archer Capital (**Archer**) respectively, hold a total of 123,427,146 Emeco shares (**Escrow Shares**).

Emeco proposes to release its preliminary final report for the 2006/2007 year on 30 August 2007 and, in accordance with ASX Listing Rule 3.10A, advises the Escrow Shares will be released from voluntary escrow on 31 August 2007.

Of the total number of Escrow Shares, 62.5 million are held by funds managed by PEP and Archer. PEP and Archer have advised Emeco they have terminated their agreement, entered into at the time of the IPO, to act in concert in relation to the disposal of their respective shareholdings. By entering into this agreement, PEP and Archer acquired a relevant interest in each other's shareholding and thereby became substantial shareholders in Emeco. Upon termination of the agreement, each organization ceased to be a substantial shareholder in respect of its Emeco shareholding and notices to that effect are attached to this announcement.

PEP and Archer have also advised Emeco they have confidence in Emeco's long term prospects and have no present intention to sell their respective shareholdings.

For further information please contact:

Mr Michael Kirkpatrick
Company Secretary
+61 8 9420 0222

Form 605

Corporations Act 2001
Section 671B
Notice of ceasing to be a substantial holder

To Company Name/Scheme Emeco Holdings Limited

ACN/ARSN ACN 112 188 815

1. Details of substantial holder (1)

Name

Archer Capital 3A Pty Limited in its capacity as trustee of the Archer Capital Trust 3A (ACN 108 655 018) (***Archer 3A***)

Archer Capital 3B Pty Limited in its capacity as trustee of the Archer Capital Trust 3B (ACN 108 655 009) (***Archer 3B***)

Merlin Investments BVBA (***Merlin***)

Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II LP (***Fund II***)

Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Supplementary Fund II LP (***Supp Fund II***)

Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II (NQP) LP (***NQP***)

Pacific Equity Partners Fund II (Australasia) Pty Limited (ACN 106 318 370) as trustee for the Pacific Equity Partners Fund II (Australasia) Unit Trust (***Australasia Fund II***)

Pacific Equity Partners Fund II (Australasia) Pty Limited (ACN 106 318 370) as trustee for the Pacific Equity Partners Supplementary Fund II (Australasia) Unit Trust (***Australasia Supp Fund II***)

PEP Investment Pty Limited (ACN 083 026 984) (***PEP Invest***)

PEP Co-Investment Pty Limited (ACN 083 026 859) (***PEP Co-Invest***)

ACN/ARSN (if applicable) (see above)

The holder ceased to be a substantial holder on 16 / 08 /2007

The previous notice was given to the company on 31 / 07 /2006

The previous notice was dated 31 / 07 /2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
16/8/2007	Archer 3A, Archer 3B, Merlin, Fund II, Supp Fund II, NQP, Australasia Fund II, Australasia Supp Fund II, PEP Invest and PEP Co-Invest	Cease to have agreement in respect of the sale of shares	Nil	62,500,000 ordinary shares	N/A

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Archer 3A, Archer 3B and Merlin have ceased to be associates of Fund II, Supp Fund II, NQP, Australasia Fund II, Australasia Supp Fund II, PEP Invest and PEP Co-Invest	Agreement in respect of the sale of their respective holdings of shares or otherwise

4 Addresses

The addresses of persons named in this form are as follows:

Name	Address
Archer 3A, Archer 3B and Merlin	c/- Archer Capital, Suite 7, Pier 2/3, 13 Hickson Road, Dawes Point NSW 2000
Fund II, Supp Fund II, NQP, Australasia Fund II, Australasia Supp Fund II, PEP Invest and PEP Co-Invest	c/- Pacific Equity Partners, Level 31, Level 36 126 Phillip Street, Sydney NSW 2000

Signature

print name PAUL MCCULLAGH capacity DIRECTOR

sign here Paul McCullagh date 16/08/2007

605032-v1\SYDDMS\AUSBW7

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN: ACN 112 188 815

1. Details of substantial holder (1)

Name

Archer Capital 3A Pty Limited in its capacity as trustee of the Archer Capital Trust 3A (ACN 108 655 018) (*Archer 3A*)

Archer Capital 3B Pty Limited in its capacity as trustee of the Archer Capital Trust 3B (ACN 108 655 009) (*Archer 3B*)

Merlin Investments BVBA (*Merlin*)

Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II LP (*Fund II*)

Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Supplementary Fund II LP (*Supp Fund II*)

Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II (NQP) LP (*NQP*)

Pacific Equity Partners Fund II (Australasia) Pty Limited (ACN 106 318 370) as trustee for the Pacific Equity Partners Fund II (Australasia) Unit Trust (*Australasia Fund II*)

Pacific Equity Partners Fund II (Australasia) Pty Limited (ACN 106 318 370) as trustee for the Pacific Equity Partners Supplementary Fund II (Australasia) Unit Trust (*Australasia Supp Fund II*)

PEP Investment Pty Limited (ACN 083 026 984) (*PEP Invest*)

PEP Co-Investment Pty Limited (ACN 083 026 859) (*PEP Co-Invest*)

ACN/ARSN (if applicable): (see above)

The holder ceased to be a substantial holder on: 16 / 08 /2007

The previous notice was given to the company on: 31 / 07 /2006

The previous notice was dated: 31 / 07 /2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
16/8/2007	Archer 3A, Archer 3B, Merlin, Fund II, Supp Fund II, NQP, Australasia Fund II, Australasia Supp Fund II, PEP Invest and PEP Co-Invest	Cease to have agreement in respect of the sale of shares	Nil	62,500,000 ordinary shares	N/A

605032-v1\SYDDMS\AUSBW7

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Archer 3A, Archer 3B and Merlin have ceased to be associates of Fund II, Supp Fund II, NQP, Australasia Fund II, Australasia Supp Fund II, PEP Invest and PEP Co-Invest	Agreement in respect of the sale of their respective holdings of shares or otherwise

4 Addresses

The addresses of persons named in this form are as follows:

Name	Address
Archer 3A, Archer 3B and Merlin	c/- Archer Capital, Suite 7, Pier 2/3, 13 Hickson Road, Dawes Point NSW 2000
Fund II, Supp Fund II, NQP, Australasia Fund II, Australasia Supp Fund II, PEP Invest and PEP Co-Invest	c/- Pacific Equity Partners, Level 31, Level 36 126 Phillip Street, Sydney NSW 2000

Signature

print name GREGORY MINTON capacity DIRECTOR, Archer 3A and Archer 3B

sign here [signature] date: 15 / 8 /07

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	16-Aug-2007
Time	15:32:07
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Escrow shares and ceasing to be a substantial holder

END